X-CHANGE FINANCIAL ACCESS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5e(3) under the Securities Exchange Act of 1934 and in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTSFORM X-17A-5 PART III

SEC FILE NUMBER
8-65860

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: X-Change Financial Access, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 West Adams, Suite 450
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

K. Sean Frey	(312)795-7746	sfrey@marex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X-Change Financial Access, LLC

OATH OR AFFIRMATION

I, K. Sean Frey swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of X-Change Financial Access, LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

____
Notary Public

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

X-Change Financial Access, LLC

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3
Supplemental Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission	9

Report of Independent Registered Public Accounting Firm

Member
X-Change Financial Access, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of X-Change Financial Access, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 31, 2022

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and cash equivalents	$ 11,545,269
Brokerage fees receivable	6,532,413
Receivable from clearing organizations	2,375,525
Receivables from broker-dealers	100,051
Other assets	126,289
TOTAL ASSETS	$ 20,679,547
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES	
Accounts payable and accrued expenses	$ 1,476,759
Commissions payable	4,023,113
Payable to affiliates	504,276
TOTAL LIABILITIES	6,004,148
Member's Capital	14,675,399
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 20,679,547

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

X-Change Financial Access, LLC (the "Company"), an Illinois limited liability company, was organized on April 9, 2001. The Company is owned 100% by Marex North America Holdings Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Chicago Board Options Exchange (CBOE) which is also its DEA. It is also a member of NYSE ARCA, NYSE American, MIAX, CFE and NASDAQ/ISE. The Company is a clearing member of the Options Clearing Corporation (the "OCC"). The Company is registered as an Introducing Broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company's principal business activity is executing securities, commodity futures and options transactions on an agency basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ('U.S. GAAP'), as codified in the Accounting Standards Codification ('ASC') and set forth by the Financial Accounting Standards Board ('FASB').

Functional and presentation currency

The functional and presentation currency is U.S. Dollars ($).

Use of estimates

The preparation of these financial statements in accordance with U.S. GAAP requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from such estimates.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Revenue recognition

In May 2014, the FASB issued Accounting Standards Update ('ASU') No. 2014-09, *"Revenue from Contracts with Customers",* which is part of ASC Topic 606. It defines how companies report revenues from contracts with customers and also requires certain enhanced disclosures. A portion of the Company's revenue is interest income which is excluded from the scope of this new guidance.

The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage fee income - The Company provides brokerage and execution services to clients whereby it executes options and futures trades on behalf of its customers and charges a fee once the transaction is completed. Brokerage fee income and related clearing expenses are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company. Brokerage related expenses, including commissions or fees paid to internal and external parties, are recognized when incurred.

Receivables from contracts with customers outstanding at January 1, 2021 was $5,566,073 and $6,532,413 as of December 31, 2021, which is included in the Brokerage Receivable in the statement of financial condition. The change in contract assets was $966,340 and changed due to an increase in execution volume and timing of related payments.

Receivable from clearing organizations

Receivable from clearing organizations include net receivables from clearing organizations for options and futures contracts executed on behalf of customers.

Commissions payable

Commissions payable include commissions accrued but not paid to front office employees. These commissions are paid upon collection of the underlying brokerage amounts from customers.

Income taxes

The Company is a single member limited liability company and has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Parent. FASB Accounting Standards Codification ("ASC") 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to

meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2018, 2019 and 2020. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

3. NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subjected to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule"), which requires the maintenance of minimum "net capital", and has elected the alternative method in computing net capital requirements. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17. The Company's minimum net capital, as defined by the SEC Rule is equal to the greater of $250,000 or 2 percent of "aggregate debit items" as these terms are defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount required by SEC Rule 15c3-1, whichever is greater. As of December 31, 2021, the Company had net capital and net capital requirements of $13,950,003 and $250,000, respectively. The minimum net capital may effectively restrict the payment of distributions.

Additionally, as a clearing member of the Options Clearing Corporation (the "OCC"), the Company is required to maintain net capital of $2,500,000.

4. FINANCIAL INSTRUMENTS

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not engage in the proprietary trading of derivatives.

The Company engaged in futures non-clearing activities in which counterparties primarily include broker-dealers, other futures commission merchants and other brokers. In the event counterparties did not fulfill their obligations, the Company could have been exposed to risk. The risk of default depended on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or

commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of a clearing organization that clears derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligation would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under the membership agreement cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under the agreement is remote.

6. RISK FACTORS AND CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2021, a significant credit concentration consisted of cash balances with BMO Harris Bank of approximately $11.4 million. Management believes the Company does not have significant exposure to any credit risk on cash.

7. RELATED PARTIES

The Company has an account with Marex North America, LLC ("MNA"), an affiliate through common ownership, who performs clearing and brokerage services for certain exchanges on behalf of the Company.

Additionally, the Company provides execution services for MNA for which it receives brokerage fee revenue.

The Company shares office space with MNA. The Company also utilizes various shared services with certain affiliates through common ownership, including but not limited to group payroll processing and benefits administration for which the Company is allocated the direct cost for these benefits.

Payables to affiliates on the statement of financial condition in the amount of $504,276 reflects the outstanding amount payable to affiliates as of December 31, 2021.

8. SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions through the date the financial statements were issued, noting no events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULE

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2021

Schedule I

COMPUTATION OF NET CAPITAL		
Total member's capital		$14,675,399
Deductions:		
Non-allowable assets:		
Brokerage fees receivable	$ 495,801	
Other assets	118,453	614,254
Haircut on money market fund		111,142
NET CAPITAL		**$13,950,003**
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital requirement		$ 45,000
Minimum dollar net capital requirement		$ 250,000
Net capital requirement		$ 250,000
Excess net capital		**$13,700,003**

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II Filing as of December 31, 2021.